SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on May 13, 2020 drawn up in summary form

1.	Date, Time and Venue. On May 13, 2020, starting at 9:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.
2.

Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.
4.

Election of Co-Chairmen. In view of the election of the members of the Board of Directors in the Annual Shareholders’ Meeting of the Company held on April 24, 2020, the members of the board were invested in office as of today, and due to the situation caused by the Covid-19 pandemic, the physical copies of the respective investiture instruments will be signed at the next face-to-face meeting of the Board of Directors. In Addition, the members of the Board of Directors have appointed, by election between their peers Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito as Co-Chairmen, as provided for in article 17 of the Company’s bylaws and in article 13 of the Internal Regulations of the Board of Directors.

5.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

5.1.         Operations, Finance and Compensation Committee. Reelect, pursuant to article 16, 2nd paragraph, of the Company’s bylaws, with a term of office until the Company’s Annual General Shareholders’ Meeting that resolves on the financial statements for the fiscal year ending December 31, 2022, Mr. Victorio Carlos De Marchi, as President of the Operations, Finance and Compensation Committee, and Messrs. Roberto Moses Thompson Motta and Luis Felipe Pedreira Dutra Leite as members of such committee.

5.2.         Related Parties and Antitrust Conducts Committee. Reelect, pursuant to article 16, 2nd paragraph, of the Company’s bylaws, with a term of office until the Company’s Annual General Shareholders’ Meeting that resolves on the financial statements for the fiscal year ending December 31, 2022, Mr. Victorio Carlos De Marchi, as President of the Related Parties and Antitrust Conducts Committee, and Messrs. José Heitor Attilio Gracioso,  Marcos de Barros Lisboa, Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo as members of such committee.

5.3. Equity Swap. To approve the execution of equity swap agreements, by and between the Company, or a controlled entity, and financial institutions, to be determined by the Board of Officers, with reference in the shares issued by the Company or ADRs referenced in such shares, according to the terms provided on Exhibit I to this minutes, prepared pursuant to Article 5 of CVM Regulation No. 567/15 and Annex 30-XXXVI of CVM Regulation No. 480/09, without prejudice to the liquidation, within the regulatory term, of the agreements still in force as authorized by this Board of Directors. The agreements hereby authorized may result in an exposure of up to 65 million common shares (of which all or part may be through ADRs), with a limit value of up to R$ 1,0 billion and, together with the balance of the agreements executed as approved by this Board of Directors and not yet settled, do not exceed the limit set forth on article 8 of CVM Regulation No. 567/15.

5.4.         Ratification of the Board of Executive Officers. Considering the Chief Financial, Investor Relations and Shared Services Officer, who was elected at the Board of Directors meeting held on February 5, 2020, took office on April 29, 2020, ratify the composition of the Company's Board of Executive Officers and its term of office as from April 29, 2020, until December 31st, 2021, as provided on Exhibit II.

6.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, May 13, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

EXHIBIT I

Trading in Shares of its Own Issue

1. Purpose and the expected economic effects of the disposal:

The Company has share-based payment programs that allow the directors, officers or employees of the Company or of its direct or indirect controlled entities, to receive compensation based on shares issued by the Company, under certain conditions.

Through the approved equity swap transaction, the Company, or its controlled entities, will receive the price variation related to the shares issued by the Company or to the American Depositary Receipts representing such shares (“ADRs”) issued by the Company and traded on the stock exchange, aiming to neutralize the possible effects of the stock prices’ oscillation considering the share-based payment programs of the Company.

2. To inform the number of (i) outstanding shares and (ii) shares already held in treasury:

There are 4,354,631,500 outstanding shares, in accordance with the definition provided by article 8, paragraph 3, of CVM Ruling No. 567/2015. The Company (and its controlled entities) holds 2,030,197 shares in treasury.

3. To inform the number of shares that may be purchased or disposed of:

As the transaction involves equity swap, with exclusive financial settlement, there will not be any purchase or disposal of shares neither ADRs by the Company or its controlled entities. The contracts may result in an exposure of up to 65 million common shares (of which all or part may be through ADRs), with a limit value of up to R$ 1,0 billion and, together with the balance of the agreements executed in the context of the approvals of May 15th, 2019 and December 19th, 2019 and not yet settled, may result in an exposure of up to 122,014,453 common shares.

4. To describe the main characteristics of the derivative instruments that the Company may use, if any:

The equity swap allows the Company or its controlled entities to receive the price variation related to its shares traded on the stock exchange or ADRs and pay CDI or LIBOR plus a fee, during the term of the relevant agreement, as applicable. Such agreements will be financially settled and will be negotiated on the over-the-counter market.

These instruments may provide that, in the event of a share price depreciation of 50% or more, the contracted financial institutions may terminate the relevant agreements. To the Company shall be guaranteed the option to terminate the contracts at any time, at its sole discretion.

5. To describe, if any, any agreements or voting guidelines that exist between the company and the counterparty of the transactions:

The Company, or its controlled entities, will not enter into the equity swap with persons with whom it has voting agreements or guidelines, nor intend to enter into such agreements or guidelines with the counterparty in the equity swap.

6. In case of transactions processed outside organized securities markets, to inform:

a. the maximum (minimum) price by which the shares will be acquired (sold); and

b. if applicable, the reasons justifying the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous 10 (ten) trading sessions;

Payments made or received by the Company or its controlled entities will be determined on the variation of the share price (or ADR) between certain periods, and the underlying price of the shares (or ADR) in the initial term of each of these periods will not be more than 10% higher or 10% lower than the average of the quoted price, weighted by the volume, in the previous 10 trading sessions.

7. To inform, if any, the impacts that the trading will produce on the control composition or the administrative structure of the Company:

The operation will not have any impact on the control composition or of the administrative structure of the Company.

8. To identify the counterparties, if known, and, in case of a related party of the Company, as defined by the accounting rules, also provide the information required by article 8 of CVM Ruling No. 481/2009:

The equity swap counterparties shall be defined by the Company's Directors but shall not be related parties to the Company.

9. To indicate the destination of the resources obtained, if applicable:

Due to the nature of the transaction, it is not possible to previously define whether or not the Company will receive resources. In case the Company receives resources, there is no predetermined destination for them.

10. To indicate the maximum term for settlement of the authorized operations:

The settlement of the approved equity swap transactions will take place within a maximum period of 18 months from this date, i.e., up to November 13th, 2021.

11. To identify institutions that will act as intermediaries, if any:

Not applicable.

12. To specify the available resources to be used, in the form of article 7, paragraph 1, of CVM Ruling No. 567/2015:

Not applicable, as the equity swap transactions will not be physically settled.

13. To specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not affect the performance of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

The members of the Board of Directors believe that the Company's current financial situation is compatible with the contracting of equity swap operations under the approved conditions and are comfortable that the operation will not affect the Company's compliance regarding the obligations assumed with creditors, nor the payment of mandatory dividends calculated in accordance with the law and approved by the general meeting.

The purpose of the transaction is to neutralize the possible effects of any changes in the amounts to be spent in order to face the share-based payment programs, as a result of stock prices’ oscillation. This way, eventual disbursements made due to the variation of the share price will correspond to a lower cost in the purchase of shares (or ADRs) to be used in share-based payment programs, as well as the resources received will correspond to a higher cost in purchase of shares (or ADRs).

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EXHIBIT II

Composition of the Board of Executive Officers as from April 29th, 2020

(unified term of office  until December 31st, 2021)

(i)	Mr. Jean Jereissati Neto, as “Chief Executive Officer”;
(ii)	Mr. Lucas Machado Lira, as “Chief Financial, Investor Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial and Non-Alcoholic Beverages Vice President Officer”;
(iv)	Mr. Daniel Cocenzo, as “Sales Vice President Officer”;
(v)	Mr. Ricardo Dias Mieskalo Silva, as “Marketing Vice President Officer”,
(vi)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(vii)	Mr. Maurício Nogueira Soufen, as “Industrial Vice President Officer”;
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mrs. Letícia Rudge Barbosa Kina, as “Legal Vice President Officer”;
(x)	Mr. Ricardo Gonçalves Melo, as “Corporate Affairs and Compliance Vice President Officer”;
(xi)	Mr. Rodrigo Figueiredo de Souza, as “Procurement Vice President Officer”; and
(xii)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer